December 30, 2010

Ms. Patricia Williams
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re: Kirr, Marbach Partners Value Fund (File No. 333-65829)



Dear Ms. Williams,

Thank you for your comments regarding post-effective amendment number 13 to the registration statement of Kirr, Marbach Partners Value Fund (the "Fund") filed with the Securities and Exchange Commission (the "Commission") on November 1, 2010. On behalf of the Fund, we have summarized your comments to the best of our understanding in italics below and provided our responses following each comment. Where changes are necessary, they are reflected in post-effective amendment number 14 to the Fund's registration statement, which will be filed December 30, 2010.

     1. The November 1, 2010 filing includes erroneous class/series information. Remove that information.

          As discussed, we have inactivated the erroneous class/series information, which was inadvertently added to the previous filing by the Fund's EDGAR filing agent.

     2. Remove the address and phone number from the cover page of the prospectus.

          We have removed the address and phone number as requested.

     3. On the cover page of the prospectus, remove the second sentence of the first paragraph.

          We have removed the sentence as requested.

     4. Delete footnote 1 to the "annual operating expenses" table in the "Summary" section of the prospectus.

          We have deleted the footnote as requested.

     5. Delete footnotes 2 and 4 to the "annual fund operating expenses" table in the "Summary" section of the prospectus.

          We have deleted the footnotes as requested.

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     6.   The "Summary - Principal Investment Strategies of the Fund" section of the prospectus states that the Fund may invest up to 25% of its total assets in fixed income securities and that the Fund may invest up to 20% of its total assets in ADRs, EDRs and other foreign instruments. Explain how these investment strategies are consistent with the Fund's investment objective. Additionally, disclose credit and maturity strategies.

          We have deleted these policies from the section because they are not principal investment strategies of the Fund.

     7. Add risks associated with interest rates and credit to the "Summary - Principal Risks of Investment in the Fund" section of the prospectus.

          We have removed the fixed income and foreign instrument disclosure from the "Summary - Principal Investment Strategies of the Fund" section and therefore do not need to add the risk factors.

     8. In the "Summary - Tax Information" section of the prospectus, add a statement that deferred taxes may be taxed at a later date.

          We have added the disclosure as requested.

     9. In the second sentence of the second paragraph in "Purchasing Shares through Financial Intermediaries" section of the prospectus, change the word "accepted" to "received."

          We have revised the disclosure as requested.

     10. In the "Directors and Officers" section of the statement of additional information (the "SAI"), add a column to the table for "other directorships held during the past 5 years."

          We have changed the heading of the last column in the table from "other directorships held" to "other directorships held during past 5 years." None of the directors have held other directorships during the past 5 years.

     11. In the "Directors and Officers" section of the SAI, for each director, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund at the time that the disclosure is made, in light of the Fund's business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications.

          We have added the disclosure as requested.

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                                    * * * *

We hereby acknowledge that (i) the Fund is responsible for the adequacy of the disclosure in the filing; (ii) comments from the staff of the Commission and changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Fund may not assert comments of the staff as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions concerning our responses to your comments, please contact Robert Morrison at (312) 862-2512 or the undersigned at (312) 862-2199.

                                                    Sincerely,

                                                    Scott A. Moehrke, P.C.